

December 2, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

    Re: American International Group, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed on November 16, 2010
           File No. 001-8787

Dear Mr. Benmosche:

      We have reviewed your response to our comments dated December 2, 2010 and have the following comment.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.   We note your response to our prior comment 2 and reissue the comment in part. Please provide the information required by Item 12(f) of Schedule 14A. We believe this information needs to be provided regardless of the fact that holders of AIG common stock are not being asked to take any action and we also believe this information is material to a shareholder's understanding of the corporate actions disclosed in the information statement.

      Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

                          Sincerely,

                          Jeffrey Riedler
                          Assistant Director